SPECIMEN COPY



                     SEABOARD CORPORATION

           6.49% Senior Note Due December 1, 2005


No. R-1

PPN:  811543 A#4                                December 8, 1993


     SEABOARD CORPORATION (the "Company"), a Delaware corporation, for value received, hereby promises to pay to or registered assigns the principal sum of
                        on December 1, 2005 and to pay interest
(computed on the basis of a 360-day year of twelve 30-day months) on the unpaid principal balance thereof from the date of this Note at the rate of six and forty-nine one-hundredths percent (6.49%) per annum, semi-annually on June 1 and December 1 in each year, commencing on the payment date next succeeding the date hereof, until the principal amount hereof shall become due and payable; and to pay on demand interest on any overdue principal (including any overdue prepayment of principal) and Make-Whole Amount, if any, and (to the extent permitted by applicable law) on any overdue installment of interest, at a rate equal to the lesser of (a) the highest rate allowed by applicable law or (b) eight and forty-nine one hundredths percent (8.49%).

     Payment of principal, Make-Whole Amount, if any, and interest shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts to the registered holder hereof at the address shown in the register maintained by the Company for such purpose, in the manner provided in the Note Purchase Agreement (defined below).

     This Note is one of an issue of Notes of the Company issued in an aggregate principal amount limited to One Hundred Million Dollars ($100,000,000) pursuant to the Company's separate Note Purchase Agreements, (as amended from time to time, collectively, the "Note Purchase Agreement"), each dated as of December 1, 1993, with the purchasers listed on Annex 1 thereto, is entitled to the benefits thereof, and the terms of which are incorporated herein by reference. Capitalized terms used herein and not otherwise defined herein have the meanings specified in the Note Purchase Agreement. As provided in the Note Purchase Agreement, this Note is subject to prepayment, in whole or in part, in certain cases without a Make-Whole Amount and in other cases with a Make-Whole Amount. The Company agrees to make required prepayments on account of such Notes in accordance with the provisions of the Note Purchase Agreement.

     This Note is a registered Note and is transferable only by surrender thereof at the principal office of the Company as specified in the Note Purchase Agreement, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of this Note or his attorney duly authorized in writing.

     Under certain circumstances, as specified in the Note
Purchase Agreement, the principal of this Note (together with any applicable Make-Whole Amount) may be declared due and payable in the manner and with the effect provided in the Note Purchase
Agreement.


     THIS NOTE AND THE NOTE PURCHASE AGREEMENT ARE GOVERNED BY,
AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, INTERNAL
NEW YORK LAW.


                                SEABOARD CORPORATION



                                By:___________________________
                                Name:_________________________
                                Title:________________________



Exhibit 4.2 represents a "Specimen Copy" of the "6.49% Senior Note Due December 1, 2005" ("Note"). This Note is one of an issue of Notes of the Company issued in the aggregate principal amount limited to One Hundred Million Dollars ($100,000,000) pursuant to the Company's separate Note Purchase Agreement. The terms and conditions described in this Note remain unchanged among the separate purchasers of the respective notes.